Exhibit 3

Forward looking information
This presentation contains certain forward-looking statements and information relating to CEMEX, S.A.B. de C.V. and its subsidiaries (collectively, “CEMEX”) that are based on its knowledge of present facts, expectations and projections, circumstances and assumptions about future events. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental, and business conditions globally and in the countries in which CEMEX operates, CEMEX’s ability to comply with the terms and obligations of the financing agreement entered into with major creditors and other debt agreements, changes in interest rates, changes in inflation rates, changes in exchange rates, the cyclical activity of construction sector generally, changes in cement demand and prices, CEMEX’s ability to benefit from government economic stimulus plans, changes in raw material and energy prices, changes in business strategy, changes in the prevailing regulatory framework, natural disasters and other unforeseen events and various other factors.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.  Forward-looking statements are made as of the date hereof, and CEMEX does not intend, nor is it obligated, to update these forward-
looking statements, whether as a result of new information, future events or otherwise.
UNLESS OTHERWISE NOTED, ALL FIGURES  ARE PRESENTED IN DOLLARS,
BASED ON OUR MEXICAN FRS FINANCIAL STATEMENTS
Copyright CEMEX, S.A.B. de C.V. and its subsidiaries.
2

www.cemex.com 4Q10 RESULTS 4Q10 RESULTS February 2011 February 2011

4Q10 and 2010 achievements
First quarter with year-over-year growth in operating EBITDA generation since 1Q07, signaling an important inflection point in our trailing-twelve-month EBITDA
Achieved US$150 million as part of our 2010 savings program
Increased the use of alternative fuels, reaching  20% utilization during the year
On track to achieve a 25% reduction in specific CO
2
emissions by
2015 from 1990 levels
Reduced our total debt, including perpetual securities, by more than
US$1.4 billion during the year
4

4Q10 results highlights
January – December Fourth Quarter
2010 2009 % var
l-t-l
% var
2010 2009 % var
l-t-l
% var
Net sales 14,069 14,544 (3%) (4%) 3,492 3,444 1% 2%
Gross profit 3,943 4,274 (8%) (10%) 893 911 (2%) (2%)
Operating income 856 1,165 (27%) (32%) 125 98 28% 20%
Operating EBITDA 2,314 2,657 (13%) (16%) 482 474 2% 1%
Free cash flow after
maintenance capex
512 1,215 (58%) 248 401 (38%)
Millions of US dollars
5
Infrastructure and housing were the main drivers of demand for our products
Adverse weather conditions, especially in Europe, Colombia, and the U.S., affected our volumes

Ready mix
Volume (l-t-l
1
) (5%) 2% (5%)
Price (USD) (4%) (4%) 0%
Price (l-t-l
1
) (4%) (2%) (2%)
Aggregates
Volume (l-t-l
1
) (4%) (1%) (12%)
Price (USD) (2%) (5%) (2%)
Price (l-t-l
1
) (1%) (3%) (4%)
2010 vs. 2009 4Q10 vs. 4Q09 4Q10 vs. 3Q10
Domestic gray
cement
Volume (l-t-l
1
) (3%) (2%)
(10%)
Price (USD) 0% 0% 2%
Price (l-t-l
1
) (2%) (1%) 0%
6
Consolidated volumes and prices
1 Like-to-like prices adjusted for investments/divestments and, in the case of prices, foreign-exchange fluctuations
Consolidated ready-mix volumes showed growth for the first time in several years, while the rate of decline in aggregates volumes, on a like-to-like basis, moderated for the sixth consecutive quarter

www.cemex.com REGIONAL HIGHLIGHTS REGIONAL HIGHLIGHTS February 2011 February 2011

Mexico
2010 2009 % var
l-t-l
% var
4Q10 4Q09 % var
l-t-l
% var
Net Sales 3,435 3,113 10% 3% 902 723 25% 18%
Op. EBITDA 1,153 1,160 (1%) (7%) 287 251 14% 8%
as % sales 33.6% 37.3% (3.7pp) 31.8% 34.8% (3.0pp)
Volume
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement (4%) (0%) (4%)
Ready mix (4%) 24% 18%
Aggregates (1%) 30% 27%
Price (LC)
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement 0% 4% 1%
Ready mix 3% 6% 2%
Aggregates 11% 10% 4%
8
Federal resources to rebuild public
infrastructure due to natural disasters
helped moderate the contraction in
cement-intensive projects in 2010;
infrastructure spending expected to
grow by 4% in 2011
Investment in the residential sector had
a slight decline of about 1.5% in 2010;
expected to show growth in 2011 of
more than 1% for both, formal and in
the self-construction sectors
Industrial-and-commercial investment
decreased by 4% in 2010; this drop is
expected to reverse in 2011
Millions of
US dollars

United States
2010 2009 % var
l-t-l
% var
4Q10 4Q09 % var
l-t-l
% var
Net Sales 2,491 2,825 (12%) (12%) 572 602 (5%) (5%)
Op. EBITDA (45) 143 N/A N/A (36) (5) (700%) (700%)
as % sales (1.8%) 5.1% N/A (6.3%) (0.7%) N/A
Volume
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement (0%) 3% (13%)
Ready mix (7%) (10%) (17%)
Aggregates (5%) (7%) (19%)
Price (LC)
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement (8%) (8%) (1%)
Ready mix (11%) (4%) 0%
Aggregates (4%) 1% 4%
9
4Q10 slightly better than most recent
guidance despite poor December
weather in some of our states
Positive 2011 outlook for infrastructure
reflecting remaining unspent ARRA
1
funds and the delay in spending of 2010
federal highway monies
Gradual recovery expected in the
residential sector
Millions of
US dollars
1 ARRA: American Recovery and Reinvestment Act

Europe
2010 2009 % var
l-t-l
% var
4Q10 4Q09 % var
l-t-l
% var
Net Sales 4,793 5,360 (11%) (7%) 1,130 1,322 (15%) (8%)
Op. EBITDA 434 596 (27%) (24%) 81 109 (26%) (20%)
as % sales 9.1% 11.1% (2.0pp) 7.2% 8.2% (1.0pp)
Volume
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement (8%) (4%) (24%)
Ready mix (7%) (7%) (19%)
Aggregates (8%) (11%) (23%)
10
Price (LC)
1
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement (5%) (4%) (1%)
Ready mix (1%) 0% 1%
Aggregates 1% 1% 1%
1 Volume-weighted, local-currency average prices
The main driver of demand for building
materials in the region was the
residential sector
Adverse weather conditions affected
volumes for the quarter
National budget cuts in several
countries have affected public
infrastructure spending
Record alternative fuel substitution
achieved in several countries in the
region during 2010
Millions of
US dollars

South/Central America and the Caribbean
2010 2009 % var
l-t-l
% var
4Q10 4Q09 % var
l-t-l
% var
Net Sales 1,444 1,443 0% (5%) 366 341 7% 5%
Op. EBITDA 460 511 (10%) (15%) 97 115 (16%) (18%)
as % sales 31.9% 35.4% (3.5pp) 26.5% 33.8% (7.3pp)
Volume
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement (3%) (3%) (0%)
Ready mix (2%) 8% (2%)
Aggregates 8% 4% (7%)
11
Price (LC)
1
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement (1%) 1% (1%)
Ready mix (6%) (1%) 1%
Aggregates (9%) (6%) 0%
1 Volume-weighted, local-currency average prices
Volume decline reflecting adverse
weather conditions and delayed
infrastructure projects
In Colombia, high confidence levels, low
interest rates, and inflation will continue
to drive the residential sector, especially
low-income housing
In Panama, new projects development
was affected by harsh weather
conditions
Millions of
US dollars

Africa and Middle East
2010 2009 % var
l-t-l
% var
4Q10 4Q09 % var
l-t-l
% var
Net Sales 1,035 1,049 (1%) (2%) 264 261 1% 3%
Op. EBITDA 369 333 11% 12% 95 68 40% 47%
as % sales 35.7% 31.7% 4.0pp 35.8% 25.9% 9.9pp
Volume
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement (1%) (4%) (2%)
Ready mix (4%) 7% 22%
Aggregates 7% 8% 13%
12
Price (LC)
1
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement 3% 3% (0%)
Ready mix (10%) (3%) 0%
Aggregates 3% 4% (0%)
1 Volume-weighted, local-currency average prices
Year-over-year growth in cement
volume in Egypt was offset by volume
decline in the UAE
The informal residential sector was the
main driver of cement demand in Egypt
during 2010
Millions of
US dollars

Asia
2010 2009 % var
l-t-l
% var
4Q10 4Q09 % var
l-t-l
% var
Net Sales 515 474 9% 3% 125 122 2% (4%)
Op. EBITDA 123 115 7% 2% 20 21 (9%) (11%)
as % sales 23.8% 24.2% (0.4pp) 15.7% 17.5% (1.8pp)
Volume
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement 9% (8%) (9%)
Ready mix (2%) 13% 38%
Aggregates 3% 9% 21%
13
Price (LC)
1
2010 vs.
2009
4Q10 vs.
4Q09
4Q10 vs.
3Q10
Cement 1% (0%) (5%)
Ready mix 1% 3% (0%)
Aggregates 7% 4% (3%)
1 Volume-weighted, local-currency average prices
Quarterly decrease in cement volumes
in the region, driven mainly by decline
in the Philippines
Positive activity from the residential
sector in the Philippines supported by
overseas remittances
In the Philippines, infrastructure
spending moderated after mid-year
elections, and is expected to resume
this year
Millions of
US dollars

www.cemex.com 4Q10 RESULTS 4Q10 RESULTS February 2011 February 2011

Operating EBITDA, cost of sales and SG&A
January – December Fourth Quarter
2010 2009 % var
l-t-l
% var
2010 2009 % var
l-t-l
% var
Net sales 14,069 14,544 (3%) (4%) 3,492 3,444 1% 2%
Operating EBITDA 2,314 2,657 (13%) (16%) 482 474 2% 1%
as % sales 16.4% 18.3% (1.9pp) 13.8% 13.8% 0.0pp
Cost of sales 10,127 10,270 1% 2,599 2,532 (3%)
as % sales 72.0% 70.6% 1.4pp 74.4% 73.5% 0.9pp
SG&A 3,087 3,109 1% 768 813 6%
as % sales 21.9% 21.4% 0.5pp 22.0% 23.6% (1.6pp)
15
Millions of US dollars
Operating EBITDA margin affected by lesser economies of scale due to lower volumes, softer prices, and higher transportation costs, offset by our cost-reduction initiatives

Free Cash Flow
January – December Fourth Quarter
2010 2009 % var 2010 2009 % var
Operating EBITDA 2,314 2,657 (13%) 482 474 2%
- Net Financial Expense 1,118 914 284 263
- Maintenance Capex 424 241 248 98
- Change in Working Cap 52 219 (420) (497)
- Taxes Paid 335 291 146 147
- Other Cash Items (net) (127) (21) (25) 62
- Free cash flow D.O. 0 (202) 0 0
FCF after Maint Capex 512 1,215 (58%) 248 401 (38%)
- Expansion Capex 125 402 49 67
- Expansion Capex D.O. 0 8 0 0
Free Cash Flow 387 805 (52%) 199 334 (40%)
16
D.O. = Discontinued Operations
Millions of US dollars

Other items
Kiln fuels and electricity cost, on a per-ton-of-cement-produced basis, increased by 4% during 2010
– Consolidated alternative fuel utilization reached 21% during the fourth quarter
– Continue pursuing Clean Development Mechanism projects
Other expenses, net, of US$220 million during the quarter due mainly to impairment of fixed assets and goodwill, a loss on sale of assets, and severance payments
Gain on financial instruments of US$44 million resulting mainly from the equity derivatives related to CEMEX shares
17

www.cemex.com DEBT INFORMATION DEBT INFORMATION February 2011 February 2011

Debt-related activity in the quarter
We continued to issue notes under our short-term Certificados
Bursátiles
Program during the quarter at rates of about 5%
In January 2011, we issued US$1 billion in senior secured notes used to prepay or create a reserve to pay
Certificados Bursátiles
maturing in the next 12 months, prepay the Financing Agreement , pay other debt, and replenish our cash reserves
With the issuance of these notes, we have substantially addressed our debt maturities until September 2012
19

US$ million
Consolidated debt maturity profile
Total debt excluding perpetual debentures as of December 31, 2010
US$ 16,409 million
Fixed Income
Financing Agreement
Other bank / WC debt
456
1,163
8,087
631
668
20
2,414
1,231
1,759
Convertible Subordinated Notes
Certificados Bursátiles
2
0
1,000
2,000
3,000
4,000
5,000
6,000
7,000
8,000
9,000
10,000
2011 2012 2013 2014 2015 2016 2017 2018 2019

APPENDIX APPENDIX

Additional information on debt
and perpetual notes
Fourth Quarter Third Quarter
2010 2009 % Var. 2010
Total debt 16,409 16,130 2% 16,775
Short-term 3% 4% 4%
Long-term 97% 96% 96%
Perpetual notes 1,320 3,045 (57%)
1,328
Cash and cash equivalents 676 1,077 (37%) 838
Net debt plus perpetual notes 17,053 18,098 (6%) 17,265
Consolidated Funded Debt / EBITDA
2
7.43 N/A 7.61
Interest Coverage
2
1.95 N/A 1.96
22
U.S.
dollar
67%
Euro
24%
Mexican
peso
9%
Variable
62%
Fixed
38%
Millions of US dollars
1 Excluding perpetual notes.
2 Starting in the second quarter of 2010, calculated in accordance with our contractual obligations under our Financing Agreement.
Currency denomination
1
Currency denomination
1
Interest rate
1
Interest rate
1

2010 volume and price summary:
Selected countries
Domestic gray cement
2010 vs. 2009
Ready mix
2009
Aggregates
2010 vs. 2009
Volumes
Prices
(USD)
Prices
(LC)
Volumes
Prices
(USD)
Prices
(LC)
Volumes
Prices
(USD)
Prices
(LC)
Mexico (4%) 8% 0% (4%) 11% 3% (1%) 19% 11%
U.S. (0%) (8%) (8%) (7%) (11%) (11%) (5%) (4%) (4%)
Spain (22%) (12%) (7%) (20%) (14%) (9%) (14%) (3%) 2%
UK 1% (6%) (4%) (3%) (5%) (3%) (2%) (6%) (4%)
France N/A N/A N/A 1% (6%) (1%) (4%) (2%) 3%
Germany (2%) (8%) (1%) (10%) (8%) (1%) (7%) (4%) 3%
Poland (1%) (4%) (4%) 10% (10%) (10%) 7% 0% 1%
Colombia 5% 7% (6%) 1% 5% (8%) (5%) 1% (13%)
Egypt 2% 3% 5% 11% (5%) (3%) 2% (4%) (3%)
Philippines 8% 8% 2% N/A N/A N/A N/A N/A N/A
23

4Q10 volume and price summary:
Selected countries
Domestic gray cement
4Q10 vs. 4Q09
Ready mix
4Q10 vs. 4Q09
Aggregates
4Q10 vs. 4Q09
Volumes
Prices
(USD)
Prices
(LC)
Volumes
Prices
(USD)
Prices
(LC)
Volumes
Prices
(USD)
Prices
(LC)
Mexico 0% 9% 4% 24% 12% 6% 30% 16% 10%
U.S. 3% (8%) (8%) (10%) (4%) (4%) (7%) 1% 1%
Spain (12%) (16%) (8%) (9%) (18%) (10%) (19%) (4%) 5%
UK (3%) (6%) (2%) 1% (5%) 0% (6%) (6%) (2%)
France N/A N/A N/A 6% (9%) (1%) (2%) (7%) 2%
Germany (5%) (11%) (3%) (19%) (10%) (2%) (11%) (9%) (1%)
Poland 14% (6%) (2%) 8% (7%) (3%) (10%) 5% 10%
Colombia 0% 2% (4%) 4% 6% (1%) (37%) (19%) (24%)
Egypt 0% (3%) 2% 9% (8%) (2%) (5%) (16%) (11%)
Philippines (11%) 8% 0% N/A N/A N/A N/A N/A N/A
24

Definitions
2010 / 2009:
results for the twelve months of the years 2010 and 2009,
respectively.
Cement:
When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed from total domestic cement including clinker to domestic gray cement)
Expansion capital expenditures:
consist of expansion spending on our
cement, ready-mix, and other core businesses in existing markets
LC:
Local currency
Like-to-like percentage variation (l-t-l % var):
Percentage variations adjusted
for investments/divestments and currency fluctuations
Maintenance capital expenditures:
consist of maintenance spending on our
cement, ready-mix, and other businesses in existing markets
Operating EBITDA:
Operating income plus depreciation and operating
amortization
pp:
percentage points
26

Contact information
Investor Relations
In the United States
+1 877 7CX NYSE
In Mexico
+52 81 8888 4292
ir@cemex.com
Stock Information
NYSE (ADS): CX
Mexican Stock Exchange:
CEMEXCPO
Ratio of CEMEXCPO to
CX:10 to 1
27
Calendar of Events
February 24, 2011 Annual Shareholders’ Meeting
April 29, 2011 First quarter 2011 financial results and
conference call
July 22, 2011 Second quarter 2011 financial results and
conference call
October 26, 2011 Third quarter 2011 financial results and
conference call